Private Placement Insurance Products, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67284

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Private Placement Insurance Products, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__2754 Brandt Drive South, Suite 200__
(No. and Street)

__Fargo__	__ND__	__58104__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Steven Thornton__	__(626) 356-0200__	__steve@taallc.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Brian W. Anson, CPA__
(Name – if individual, state last, first, and middle name)

__19455 Burbank Blvd, Ste #406__	__Tarzana__	__CA__	__91356__
(Address)	(City)	(State)	(Zip Code)
__9/15/2005__		__2370__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Thornton , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Private Placement Insurance Products, LLC as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
FinOp

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Private Placement Insurance Products, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Private Placement Insurance Products, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Private Placement Insurance Products, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Private Placement Insurance Products, LLC's management. My responsibility is to express an opinion on Private Placement Insurance Products, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Private Placement Insurance Products, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Private Placement Insurance Products, LLC's financial statements. The Supplemental Information is the responsibility of the Private Placement Insurance Products, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Private Placement Insurance Products, LLC's auditor since 2017.
Tarzana, California
February 19, 2026

Private Placement Insurance Products, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

Assets

Cash	$	98,202
Commissions receivable		40,781
Due from related party		58,760
Prepaid Items		25,836
CRD Deposit		1,945
Total Assets		**225,524**

Liabilities and Member's Equity

Liabilities

Commissions payable	$	36,833
Accounts Payable & Accrued Liabilities		2,877
Total liabilities		**39,710**

Member's Equity

Member's equity		185,814
Total Member's Equity		**185,814**
Total Liabilities and Member's Equity	$	**225,524**

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2025

Revenues

Revenues from the Sale of Insurance Based Products	$	1,001,247
Total revenues		1,001,247

Expenses

Employee compensation and benefits	168,815
Commission	592,917
Professional fees	44,969
Insurance expense	42,388
Occupancy expense	25,499
Other operating expenses	48,571
Total expenses	923,159
Net income (loss) before income tax provision	78,088
Income Tax Provision	800
Net income (loss)	$ 77,288

The accompanying notes are an integral part of these financial statements.

Private Placement Insurance Products, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 192,526
Member's distributions	(84,000)
Net income (loss)	77,288
Balance at December 31, 2025	$ 185,814

The accompanying notes are an integral part of these financial statements

Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flow from operating activities:

Net income (loss)		$ 77,288
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$53,097	
Prepaid Items	(6,179)	
CRD Deposit	377	
Increase (decrease) in liabilities:		
Accounts Payable & Accrued Liabilities	(21,291)	
Total adjustments		26,004
Net cash provided by (used in) operating activities		**103,292**
Net cash provided by (used in investing activities -		
Cash flow from financing activities:		
Member distribution	(84,000)	
Net cash provided by (used in) financing activities		**(84,000)**
Net increase in cash		19,292
Cash at beginning of year		$ 78,910
Cash at end of year		$ 98,202

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	-	
Income taxes	800	

The accompanying notes are an integral part of these financial statements

Private Placement Insurance Products, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1: **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

General

Private Placement Insurance Products, LLC (the "Company"), was originally organized in the State of Delaware on March 14, 2005, and was approved to conduct business in California on February 22, 2006 and in North Dakota on August 23, 2011. The Company is a single member limited liability company operating as a registered broker/dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best-efforts basis. The Company assists in the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Rent expense for the year ended December 31, 2025, was $25,499 included in occupancy expense. The amount of rent is determined annually by the expense sharing agreement.

Segment Reporting: The Company Is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNING POLICIES (Continued)

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 19, 2026, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it is satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments.

Revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Note 2:   INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single-member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Income tax for the year ending December 31, 2025 is $800.

The Company is subject to audit by the taxing agencies for the years of 2022, 2023, and 2024.

Note 3: RELATED PARTY TRANSACTIONS

The sole member in the Company is also a member in a related entity – MB Schoen & Associates, Inc. (MBSA). The Company has an expense sharing agreement with the related entity. As outlined in the agreement, rent, salaries, and other operating expenses will be shared. For the year ending December 31, 2025, $262,589 of operating costs were allocated from the related entity to the Company. This amount is reflected on the statement of income as follows: Employee Compensation and Benefits $167,147; Professional Fees $12,544; Insurance Expense $16,626; Occupancy Expense $25,500; Other Operating Expenses $40,772. At December 31, 2025, $58,760 was due from MBSA.

For the year ended December 31, 2025, 40% of the Company's revenue passed through the related entity. This revenue represents trail commissions earned by the sole member, but earmarked for the Company to fund its operations. In addition, $401,753 in commissions expense was redirected commissions paid to MBSA.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with its Affiliate.

Note 4: CONCENTRATION OF CREDIT RISKS

For the year ended December 31, 2025, 83% of the commissions were earned from four clients.

Note 5: NET CAPITAL REQUIREMENTS

On December 31, 2025, the Company had net capital of $95,325 which was $90,325 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($39,710) to net capital was 0.42 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation during or at year end December 31, 2025.

Private Placement Insurance Products, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of Net Capital

Member's equity	$	185,814		
Total member's equity			$	185,814
Less: Non-allowable assets				
Accounts Receivable		$34,984		
Prepaid Items		25,836		
Due from related party		27,724		
CRD Deposit		1,945		
Total non-allowable assets			$	90,489
Net capital			$	95,325

Computation of net capital requirement
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	2,647	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital	$	90,325

Aggregate Indebtedness	$	39,710
Ratio of aggregate indebtedness to net capital	0.42:1	

There were no reported differences between the audit and
FOCUS at December 31, 2025.

See independent auditor's report

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15C3-3
As of December 31, 2025

Private Placement Insurance Products, LLC has no reserve deposit obligations under SEC Rule 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC
SCHEDULE III – COMPUTAITON FOR DETERMINING OF POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15C3-3

As of December 31, 2025, Private Placement Insurance Products, LLC has no possession or control obligation under SEC Rule 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See independent auditor's report

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Private Placement Insurance Products, LLC
Fargo, North Dakota

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Private Placement Insurance Products, LLC, stated that Private Placement Insurance Products, LLC's, business activities are limited to the placement of and due diligence for Bank Owned Life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans, and that Private Placement Insurance Products, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Private Placement Insurance Products, LLC represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. Private Placement Insurance Products, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. Private Placement Insurance Products, LLC's management, is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Private Placement Insurance Products, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2026

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC
EXEMPTION REPORT

Private Placement Insurance Products, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

We, as members of the management of (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company is authorized to sell variable life insurance or annuities, and private placement of variable life insurance or annuities on a best-efforts basis. The Company assists in the placement of and due diligence for Bank Owned life Insurance (BOLI) and Corporate Owned Life Insurance (COLI) plans.

The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

I, Steven Thornton, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Private Placement Insurance Products, LLC

By: ___________________________________
Steven Thornton
Financial & Operations Principal
February 19, 2026